  Exhibit 99.1

High Tide Opens Two New Canna Cabana Stores in Kitchener and Barrie, Ontario

New openings bring the company store count in Ontario to 46

CALGARY, AB, Dec. 15, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis store located at 235 Ira Needles Blvd, Kitchener, Ontario, has begun selling recreational cannabis products and consumption accessories for adult use and that its store located at 201 Cundles Road E, in Barrie, Ontario, is scheduled to open tomorrow. These openings represent High Tide's 143rd and 144th stores nationwide and 45th and 46th in the province of Ontario.

The new Kitchener store is located within a commercial shopping plaza and is anchored by a provincially owned liquor store, a major grocery chain and a nationally recognized pharmacy. Located in Kitchener's east end, the new store will provide convenient access to both Cabana Club and Cabana ELITE members in a currently underserviced neighbourhood.

The Barrie location is in an established commercial plaza and is anchored by major discount grocery and retail chains, several locally-owned restaurants and an internationally recognized coffee shop. A walkable distance from Georgian College, it is also situated close to Highway 400, which is a major provincial expressway frequently used by cottage goers.

"Canna Cabana continues to expand across Ontario, Canada's largest province, and today, I am pleased to announce the opening of our first store in Barrie and our third store in Kitchener. Just an hour outside the greater Toronto area, Barrie is a small but growing tech hub, home to major data centres for companies like BMO and IBM. The Kitchener-Waterloo region is also home to a booming tech sector, including two of the fastest growing tech companies in Canada as listed on Deloitte's Technology Fast 50 list in 2022," said Raj Grover, President and Chief Executive Officer of High Tide.

"Ontario has been fertile ground for growth for Canna Cabana, especially in the Kitchener-Waterloo region. Our new Kitchener store is situated in a high-quality power centre, with national tenants, and sets us up for further success with our expansion into Kitchener's east end. Our first Barrie location opens a new and exciting market for Canna Cabana, which is amongst the best demographics for cannabis use in the province and will serve nearly 150,000 local residents as well as those heading into cottage country from the Greater Toronto Area. I look forward to announcing more stores this month as High Tide moves closer to our goal of 150 Canna Cabana stores by the end of 2022," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 144 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; and the Company's ability to successfully integrate the operations of any business acquired within the Company's business.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. A discussion of some of the material risk factors applicable to High Tide can be found in the "Non-Exhaustive List of Risk Factors" section in Schedule A to the Company's current annual information form, as such factors may be further updated from time to time in its periodic filings, available at www.sedar.com and www.sec.gov.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 15-DEC-22